SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35943; File No. 812-15962

Stepstone Private Credit Fund LLC, <u>et</u> <u>al</u>.

February 9, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

<u>Applicants</u>: StepStone Private Credit Fund LLC, StepStone Private Markets, StepStone Private Venture and Growth Fund, StepStone Private Infrastructure Fund, StepStone Private Credit Income Fund, StepStone Private Credit Co-Investment Fund, StepStone Private Equity Strategies Fund, StepStone Group Private Debt LLC, StepStone Group Private Wealth LLC, StepStone Group Real Assets LP, StepStone Group Europe Alternative Investments Limited, StepStone Group Real Estate LP, StepStone Group Private Debt AG, StepStone Group LP, certain of their wholly-owned subsidiaries as described in Schedule A to the application, and certain of their affiliated entities as described in Schedule B to the application

<u>Filing Dates</u>: The application was filed on December 23, 2025.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by

emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on March 6, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Ariel Goldblatt, StepStone Group Private Debt LLC, New York, NY, 10172; Robert W. Long, StepStone Group Private Wealth LLC, 128 S Tryon St., Suite 880, Charlotte, NC 28202; Bendukai Bouey, bendukai.bouey@stepstonegroup.com; David Bartels, Esq., Clay Douglas, Esq., Dechert LLP, 1095 Avenue of the America, New York, NY 10036; and Richard Horowitz, Dechert LLP, richard.horowitz@dechert.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Adam Large, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, filed December 23, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the

SEC's Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.